SIGNATURE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Press release dated August 8, 2007

For Immediate Release
QUEBECOR MEDIA COMPLETES ACQUISITION OF OSPREY MEDIA
Montreal, Quebec — August 8, 2007 — Quebecor Media Inc. and Osprey Media Income Fund (TSX: OSP.UN) jointly announced today that Quebecor Media has acquired the trust units of Osprey Media (“Units”) not deposited under Quebecor Media’s offer dated June 13, 2007, as subsequently varied and extended, for all of the Units of Osprey Media at a price of $8.45 in cash per Unit by exercising its right of compulsory acquisition under the terms of Osprey Media’s declaration of trust. As a result, Osprey Media is now wholly-owned by Quebecor Media. Accordingly, the Units will be delisted from the Toronto Stock Exchange effective at the close of business today and Osprey Media will be taking steps to give notice and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.
About Quebecor Media
Quebecor Media is a subsidiary of Quebecor Inc. (TSX:QBR.A, QBR.B), a communications company with operations in North America, Europe, Latin America and Asia. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest newspaper chain in Québec and the second largest in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English-and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, and the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and LeSuperClub Vidéotron ltée, a chain of video and video game rental and retail stores.
About Osprey Media
Osprey Media Income Fund is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.
For further information:
Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
Office: (514) 380-1974
Portable: (514) 947-6672
Lavoie.luc@quebecor.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
By:	Claudine Tremblay
Senior Director, Corporate Secretariat
Date: August 9, 2007